SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                       Meridian Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
          ---------------------------------------------------------
                         (Title of Class of Securities)

                                   589658 10 3
--------------------------------------------------------------------------------
                                 (Cusip Number)


                             Stephen J. Kunst, Esq.
                           EM Industries, Incorporated
                                 7 Skyline Drive
                               Hawthorne, NY 10532
                                 (914) 592-4660
                                       and
                              Klaus H. Jander, Esq.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)
            If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition that is the subject of this
       Schedule 13D, and is filing this schedule because of Rule 13d-1(e),
                13d-1(f) or 13d-1(g), check the following box |_|
          Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See
       Rule 13d-7(b) for the other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

                                                                    NYA 323074.1
---------------------------------                -------------------------------
CUSIP No. 589658 10 3                   13D              Page 2 of 5 Pages
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             EM. Industries, Incorporated
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS
             OO
------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                    230,276(1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                  0
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                  230,276(1)
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  0
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             230,276(1)
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            |-|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.6%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

             CO
============ ===================================================================

(1) Includes 29,038 shares of Common Stock of the issuer subject to presently exercisable warrants.

                                                                    SCHEDULE 13D
                           FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 2, which relates to shares of the common stock, par value $0.10 per share (the "Common Stock") of Meridian Medical Technologies,
Inc. (the "Issuer") and is being filed by EM Industries, Incorporated, supplements and amends the statement on Schedule 13D, dated November 20, 1996, and originally filed with the Commission on December 2, 1996, and Amendment No. 1 thereto, dated October 24, 2000, and filed with the Commission on October 26, 2000.

Item 4.  Purpose of the Transaction.

Item 4 of Schedule 13D is amended by the addition of the following:

As described in Amendment No. 1 to the Schedule 13D, EM intends to dispose of the Common Stock and Warrants that it holds. Since the filing of Amendment No. 1, EM has sold, as of the date of this Amendment No. 2 to the Schedule 13D, a total of 13,200 shares of Common Stock in market transactions at then prevailing market prices, as set forth below in part (c) of Item 5. EM intends to continue to dispose of its Common Stock and Warrants in an orderly fashion, as market conditions permit and at prices acceptable to it. It will continue to hold its Common Stock and Warrants to the extent that these objectives cannot be achieved.

EM's decision to dispose of its interest in the Issuer was based on the fact that its commercial relationship with the Issuer has been assigned to an affiliate of EM, that EM's investment in the Issuer was unrelated to its current strategic plans, and that its investment in the Issuer had appreciated in value, and was not based on an evaluation of the Issuer's future prospects.

Item 5.  Interest in Securities of the Issuer.

Part (a) of Item 5 of Schedule 13D is deleted and amended to read in its entirety as follows:

(a) EM directly owns 201,238 shares of Common Stock and Warrants to purchase 29,038 shares of Common Stock (together, the "EM Common Shares"), which amounts include the shares of Common Stock and Warrants acquired in the Merger plus 61,989 shares of Common Stock previously acquired by EM from STI in November 1992 in a privately negotiated transaction. Based in part upon information provided by the Issuer and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act, the EM Common Shares represent 7.6% of (i) the 2,994,930 shares of Common Stock outstanding on the date hereof plus (ii) the 29,038 shares of Common Stock issuable upon exercise of the Warrants.

(c) Paragraph (c) of Item 5 of the Schedule 13D is amended by the addition of the following:

During the last sixty days, EM has sold a portion of its shares of Common Stock in open market transactions as follows:

          -------------------- -------------- -----------------
               Date Sold          No. of      Price per Share
                                Shares Sold
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 7, 2000                   500  $13.75
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 7, 2000                   500  $13.50
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 7, 2000                   300  $13.625
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 7, 2000                   200  $13.50
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 8, 2000                 5,000  $13.88
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 8, 2000                 5,000  $14.00
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 10, 2000                  100  $14.00
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 13, 2000                  100  $14.00
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 14, 2000                1,000  $14.00
          -------------------- -------------- -----------------
          -------------------- -------------- -----------------
          Nov. 14, 2000                  500  $14,00
          -------------------- -------------- -----------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2000

                                        EM INDUSTRIES, INCORPORATED


                                        By: /s/ Stephen J. Kunst
                                        Name: Stephen J. Kunst
                                        Title:  Secretary and General Counsel